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                              March 25, 2022

       Christopher Sorrells
       Chief Executive Officer
       Spring Valley Acquisition Corp. II
       2100 McKinney Ave, Suite 1675
       Dallas, TX 75201

                                                        Re: Spring Valley
Acquisition Corp. II
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed March 21,
2022
                                                            File No. 333-253156

       Dear Mr. Sorrells:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed March 21, 2022

       Cover Page

   1. We note the revised disclosure on the cover page regarding the agreement by your sponsor to have some shares be
deemed unvested upon completion of the initial business
                                                        combination unless and
until the shares trade in excess of $12.50. Please revise where appropriate to clarify
the extent to which this provision impacts the lock-up time period and ability of the
sponsor and affiliates to sell significantly all of their shares at prices below $12.50.
Additionally, with a view to revised risk factor disclosure on page 60 or where appropriate,
advise us if your sponsor    could potentially recoup its entire
                                                        investment in us even
if the trading price of our ordinary shares is less than $1.00 per
                                                        share    despite the
unvested share provision.
 Christopher Sorrells
Spring Valley Acquisition Corp. II
March 25, 2022
Page 2
General

2. Please revise the fee table to reflect the registration of the common stock underlying the rights, since the rights will convert into common stock at the time of the initial business combination, which may be less than 12 months.
       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have any questions regarding the financial statements and related matters. Please contact Isabel
Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,
FirstName LastNameChristopher Sorrells
                                                              Division of
Corporation Finance
Comapany NameSpring Valley Acquisition Corp. II
                                                              Office of Real
Estate & Construction
March 25, 2022 Page 2
cc:       Matthew R. Pacey
FirstName LastName